# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crestline Lending Solutions, LLC, CIK 0002035713
CUSIP: 226170108
Title of class of securities: common stock
Address of issuer's principal executive offices: 201 MAIN STREET, SUITE 2100, FORT WORTH, Texas (TX), 76102
Date of event which requires filing of this statement: 10/23/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000820478

## Reporting persons
- STRS OHIO: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); sole voting power 1,131,010.05; shared voting power 0; sole dispositive power 1,131,010.05; shared dispositive power 0; aggregate amount beneficially owned 1,131,010.05 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Crestline Lending Solutions, LLC
Address of issuer's principal executive offices: 201 MAIN STREET, SUITE 2100, FORT WORTH, TEXAS, 76102

## Item 2. Person Filing
Name of person filing: State Teachers Retirement System of Ohio (STRS Ohio)
Address of principal business office or, if none, residence:
275 East Broad Street
Columbus, OH 43215
Citizenship: USA Governmental Employee Benefit Plan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 1,131,010.05
Percent of class: 5.2
Sole power to vote or to direct the vote: 1,131,010.05
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,131,010.05
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- STRS OHIO: Aaron DiCenzo, Deputy Executive Director, Investments (10/27/2026)